UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                     SECURITY FIRST TECHNOLOGIES CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   814279 10 5
                                 (CUSIP Number)

                            Hollybank Investments, LP
                       One International Place, Suite 2401
                           Boston, Massachusetts 02110
                                 (617) 310-5110
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 1998
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 814279 10 5                                        Page 2 of 11 Pages
---------------------                                        ------------------




1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Hollybank Investments, LP
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                            |_|

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7                SOLE VOTING POWER
         NUMBER OF
          SHARES                             551,000
       BENEFICIALLY         8                SHARED VOTING POWER
         OWNED BY
           EACH                              None
         REPORTING          9                SOLE DISPOSITIVE POWER
          PERSON
           WITH                              551,000
                            10               SHARED DISPOSITIVE POWER

                                             None
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           551,000
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.8%
14         TYPE OF REPORTING PERSON*

           PN
---------- ---------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D



CUSIP No. 814279 10 5                                        Page 3 of 11 Pages
---------------------                                        ------------------




1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Dorsey R. Gardner
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                            |_|

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       50,000**   **Please refer to Item 5, page
       BENEFICIALLY                    6 for disclaimer of beneficial ownership.
         OWNED BY           8          SHARED VOTING POWER
           EACH
         REPORTING                     None
          PERSON            9          SOLE DISPOSITIVE POWER
           WITH
                                       80,000**   **Please refer to Item 5, page
                                       6 for disclaimer of beneficial ownership.
                            10         SHARED DISPOSITIVE POWER

                                       None
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           80,000**   **Please refer to Item 5, page 6 for disclaimer of
           beneficial ownership.
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |X|

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.7%**      **Please refer to Item 5, page 6 for disclaimer of
           beneficial ownership.
14         TYPE OF REPORTING PERSON*

           IN
---------- ---------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D



CUSIP No. 814279 10 5                                        Page 4 of 11 Pages
---------------------                                        ------------------



Item 1.           Security and Issuer

         The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Shares"), of Security First Technologies Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 3390 Peachtree Road, Suite 1700, Atlanta GA 30326


Item 2.           Identity and Background

         The persons filing this Statement are Hollybank Investments, LP, a Delaware limited Partnership ("LP") and Dorsey R. Gardner, the general partner of LP ("Gardner"). The business address of both Gardner and LP is One International Place, Suite 2401, Boston, Massachusetts, 02110. LP was formed on January 14, 1994, and is authorized to conduct any business which may be legally conducted by a limited partnership under the laws of Delaware. As of the date hereof, LP's sole business is securities investment. During the last five years, neither Gardner nor LP has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has either Gardner or LP been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Gardner or LP was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration

         This statement relates specifically to the following transactions in the Shares: LP's September 30, 1998 acquisition of 551,000 Shares as a result of the reorganization of Security First Network Bank into the Company (the "Reorganization"); Gardner's September 30, 1998 acquisition of 50,000 Shares as a result of the Reorganization; and Gardner's September 30, 1998 acquisition of options (the "Options") to purchase 30,000 Shares granted by the Company to Gardner as a Director. These acquisitions, give Gardner deemed beneficial ownership of 631,000 Shares of the 11,443,796 outstanding. Neither LP or Gardner expended any funds in the acquisition of the Shares or Options described in this
Item 3

                                  SCHEDULE 13D



CUSIP No. 814279 10 5                                        Page 5 of 11 Pages
---------------------                                        ------------------



Item 4.           Purpose of Transaction

         LP and Gardner have acquired their respective shares strictly for the purpose of equity security investment. Neither Gardner nor LP has any present plans or proposals which would relate to or result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g)  Changes  in  the   Company's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

         LP and Gardner have previously filed a timely Schedule 13G with the Office of Thrift Supervision reporting equity ownership interests in Security First Network Bank. A Schedule 13D is now being filed with the SEC as a result of the Reorganization. A Schedule 13D, as opposed to a Schedule 13G, is being filed solely because of Gardner's recent invitation to join

                                  SCHEDULE 13D



CUSIP No. 814279 10 5                                        Page 6 of 11 Pages
---------------------                                        ------------------



the Board of Directors of the Company and the filing of this Schedule 13D shall not be construed as an indication or admission that the investment purposes of LP or Gardner has changed since the filing of the 13G with the OTS with respect to any Shares currently owned by either LP or Gardner.




Item 5.           Interest in Securities of the Issuer

         (a)(i) As of the date of this Statement, LP is the beneficial owner of 551,000 Shares (approximately 4.8% of the outstanding Shares as of close of business on October 15, 1998, based on information provided by the Company's transfer agent on October 16, 1998). Gardner, as general partner of LP, may be deemed to beneficially own Shares beneficially owned by LP. Except to the extent of his interest as a limited partner in LP, Gardner expressly disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of the Shares owned by LP and covered by this Statement.

         (ii) As of the date of this Statement, Gardner beneficially owns 80,000 Shares, including the Options (approximately 0.7% of the outstanding Shares as of close of business on October 15, 1998, based on information provided by the Company's transfer agent on October 16, 1998). Except to the extent of his interest as a limited partner in LP, Gardner expressly disclaims beneficial ownership of any Shares which may be beneficially owned by LP, and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of such Shares.

         (b) LP has sole voting power and sole investment power with respect to the Shares reported in (a)(i) above. Gardner has sole voting power with respect to 50,000 of the Shares listed in (a)(ii) above and sole investment power with respect 30,000 Shares, represented by the Options, reported in (a)(ii) above.

         (c)(i) Other than the acquisitions described in Item 3 above, LP has, during the past 60 days, not effected any Share transactions.

            (ii) Other than the acquisitions described in Item 3 above, Gardner has, during the past 60 days, not effected any Share transactions:

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares reported on this Statement.

                                  SCHEDULE 13D



CUSIP No. 814279 10 5                                        Page 7 of 11 Pages
---------------------                                        ------------------




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between LP or Gardner and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.           Material to Be Filed as Exhibits

         The following document is filed herewith as an exhibit to this statement:

         (a)      Joint Filing Agreement

                                  SCHEDULE 13D



CUSIP No. 814279 10 5                                        Page 8 of 11 Pages
---------------------                                        ------------------




Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            HOLLYBANK INVESTMENTS, LP



                                            By: /s/ Dorsey R. Gardner
                                                 Dorsey R. Gardner
                                                 General Partner



                                            /s/ Dorsey R. Gardner
                                            Dorsey R. Gardner


Date: October 16, 1998

                                  SCHEDULE 13D



CUSIP No. 814279 10 5                                        Page 9 of 11 Pages
---------------------                                        ------------------




                                  EXHIBIT INDEX

              Exhibit                                                      Page

99.1     Joint Filing Agreement                                             11